J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

July 28, 2023

Raymond Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan Global

Select Equity ETF and JPMorgan International Value ETF (the “Funds”)

File Nos. 333-191837; 811-22903;

Post-Effective Amendment No. 399

Dear Mr. Be:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided on June 28, 2023 with respect to the filing made on May 12, 2023 related to the Funds. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS

Both Funds

Fund’s Name

1.

Comment: The name of the JPMorgan Global Select Equity ETF includes “Global.” It appears that the Fund is using the MSCI World Index to define “Global.” Clarify that, if the weighting of non-US securities in the index drops below 45%, the Fund may invest less than 40% in non-US securities, such that the minimum level for non-US securities will be no more than 5% below the weighting of such securities in the index. Please also address the inclusion of “International” in the name of the JPMorgan International Value ETF.

Response:

JPMorgan Global Select Equity ETF: The Fund believes that its existing disclosure is consistent with the SEC’s adopting release for Rule 35d-1 under the Investment Company Act of 1940 (Investment Company Act Rel. No. 24828) (Jan. 17, 2001) (the “Adopting Release”), which states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Adopting Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1, the SEC indicated that it would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Adopting Release does not expressly state that a fund with “global” in its name must invest in accordance with the test articulated by the Staff above (the “45% Test”).

In response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with “global” in their names, the ICI reported to its members in June 2012 (the “ICI Report”) that the Staff believes that one way to satisfy the requirement that a global fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”). According to the ICI Report, the Staff indicated that the 40% Test is not compulsory and other approaches may be acceptable. Therefore, by extension, the 45% Test (which is a derivative of the 40% Test) also is not compulsory and other approaches may be acceptable.

In addition, the SEC last year proposed amendments to Rule 35d-1 that would broaden the reach of the Rule to apply to terms that have not historically been required to have an 80% policy, such as the term “global” (Investment Company Act Rel. No. 34593) (May 25, 2022) (the “Proposing Release”). The Proposing Release noted, however, that even if the Rule was expanded to cover the term “global,” the SEC was not proposing to mandate any particular test for what this term means, and that, similar to terms that are currently subject to the Rule, a fund could use “any reasonable definition.” The Fund’s prospectus currently states that, “[g]enerally, the Fund expects to maintain, over time, regional geographic and sector exposures similar to those of its benchmark, the MSCI World Index (net total return), although the Fund may deviate from these exposures in the adviser’s discretion.” (emphasis added; internal footnotes omitted). Per MSCI, the index (which, it should be noted, contains “World” in its name) is “based on the MSCI Global Investable Indexes (GIMI) Methodology — a comprehensive and consistent approach to index construction that allows for meaningful global views and cross regional comparisons across all market capitalization size, sector and style segments and combinations.” (emphasis added).

Accordingly, in light of the above, including in particular the SEC’s acknowledgement that there could be multiple reasonable definitions of the same term, the Fund believes its name is not misleading and that its existing disclosure (as noted above) provides a reasonable definition of the term and appropriately provides details that investors will be able to utilize to distinguish the Fund amongst other “global” funds.

JPMorgan International Value ETF: In accordance with the Adopting Release, ICI Report and Proposing Release, as discussed above, the Fund believes that inclusion of “International” in its name appropriately connotes “diversification among investments in a number of different countries throughout the world” in light of the following disclosure: “The Fund invests primarily in equity securities and equity-related instruments of foreign companies, including foreign subsidiaries of U.S. companies. The Fund may invest in issuers located in both developed foreign and emerging market countries. Developed foreign countries include Australia, Canada, Israel, Japan, New Zealand, Singapore, the United Kingdom, most of the countries of Western Europe and Hong Kong; emerging market countries include most of the other countries in the world.”

The Fund’s Main Investment Risks

2.

Comment: Please tailor the disclosure regarding each Fund’s use of derivatives specifically to how the Fund expects to be managed, and address those strategies that the Fund expects to be the most important means of achieving its objective and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. See letter from Barry Miller to ICI dated July 30, 2010.

Response: We believe that the disclosure appropriately identifies the main risks associated with each Fund’s use of derivatives. However, in order to clarify that the derivatives risks identified by the JPMorgan Global Select Equity ETF apply to the types of derivatives to be used by that Fund, we have revised the Fund’s risk disclosure in Item 4 to list the same types of derivatives as are listed in the Fund’s strategy disclosure. We do not believe any revisions to the disclosure for the JPMorgan International Value ETF are necessary or appropriate.

JPMorgan Global Select Equity ETF:

Derivatives Risk. Derivatives, including futures contracts, options, swaps, participation notes and forwards ~~currency forwards and futures~~, may be riskier than other types of investments because they may be more sensitive to changes in economic or market conditions than other types of investments and could result in losses that significantly exceed the Fund’s original investment. Many derivatives create leverage thereby causing the Fund to be more volatile than it would be if it had not used derivatives. Certain derivatives also expose the Fund to counterparty risk (the risk that the derivative counterparty will not fulfill its contractual obligations), including the credit risk of the derivative counterparty. Certain derivatives are synthetic instruments that attempt to replicate performance of certain reference assets. With regard to such derivatives, the Fund does not have a claim on the reference assets and is subject to enhanced counterparty risk.

JPMorgan Global Select Equity ETF

What are the Funds main investment strategies?

3.

Comment: Disclosure in the investment strategy section states the following: “In managing the Fund, the adviser focuses on individual equity selection, emphasizing those equity securities that are identified as attractive according to the proprietary research of the adviser. This process generally looks for securities that the adviser believes are attractively valued, possess strong free cash flow and have the potential for continued earnings growth.”

Briefly explain the types of data and analysis that the adviser uses to determine whether an investment is “attractively valued” as well as having “the potential for continued earnings growth.”

Response: The disclosure will be revised as follows:

In managing the Fund, the adviser focuses on individual equity selection, emphasizing those equity securities that are identified as attractive according to the proprietary research of the adviser. This process generally looks for securities that the adviser believes are attractively valued, possess strong free cash flow and have the potential for ~~continued~~sustainable earnings growth. The adviser’s analysis includes a review of proprietary data, information self-reported by companies, data from third party vendors and internal fundamental research.

JPMorgan International Value ETF

What are the Fund’s main investment strategies?

4.

Comment: The disclosure in the investment strategy section states the following: “An issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country, (ii) the issuer is organized under the laws of such country or maintains its principal place of business (generally its headquarters) in such country (iii) the issuer, during its most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its total assets situated in such country or (iv) the security or other instrument expose the Fund to the economic fortunes and risks of such country.” Please clarify what the romanette (iv) means as an alternative to the tests disclosed in romanettes (i) through (iii).

Response: The disclosure will be revised as follows:

An issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country, (ii) the issuer is organized under the laws of such country or maintains its principal place of business (generally its headquarters) in such country (iii) the issuer, during its most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its total assets situated in such country or (iv) the security or other instrument, including, but not limited to, futures and other types of derivatives, expose the Fund to the economic fortunes and risks of such country.

5.

Comment: Disclosure in the investment strategy section states the following: “In managing the Fund, the adviser seeks to identify securities that it believes present attractive valuations through the best of behavioral-based and quantitative screens, alongside in-depth fundamental analysis.” Briefly explain the types of data and analysis that the adviser uses to determine whether an investment has an “attractive valuation.”

Response: The disclosure will be revised as follows:

In managing the Fund, the adviser seeks to identify securities that it believes present attractive valuations through the best of behavioral-based and quantitative screens,

alongside in-depth fundamental analysis. The adviser’s analysis includes a review of proprietary data, information self-reported by companies, data from third party vendors and internal fundamental research.

6.

Comment: Disclosure in the investment strategy section states the following: “Behavioral finance theorizes that investors behave irrationally in systematic and predictable ways because human psychology affects investment decision-making. This investor behavior results in market inefficiencies that persist over time. These securities are then subjected to further analysis, including consideration of their momentum and quality characteristics, to seek to identify securities with values that the adviser believes will increase.” Please explain what “momentum and quality characteristics” are.

Response: The disclosure will be revised as follows:

~~Behavioral finance theorizes~~The adviser believes that investors frequently behave irrationally in systematic and predictable ways because human psychology affects investment decision-making. ~~This~~The adviser believes that this investor behavior ~~results~~can result in market inefficiencies that persist over time, creating valuation opportunities that the adviser seeks to identify through both quantitative and fundamental analysis. ~~These securities~~Securities are ~~then~~ subjected to further in-depth analysis, including consideration of ~~their momentum and quality characteristics, to seek to identify securities with values that~~whether or not the underlying businesses are fundamentally sound, and hence the securities are more likely to experience an increase in valuation and drive positive shareholder returns, or whether the adviser believes ~~will~~them to be undervalued for a reason, and hence less likely to experience an increase in valuation.

7.	Comment: Please confirm if the following underlined strategy is applicable to the Fund. To the extent it is applicable, please discuss it in the investment strategy section.

Strategy Risk. The Fund’s investment strategies may not always provide greater market protection than other equity instruments particularly in rising equity markets when the Fund is expected to underperform traditional long-only equity strategies. In addition, as a result of the structure of the options overlay strategy, the Fund is not expected to provide market protection during times of low market volatility; during such periods, the Fund is expected to perform in line with broad equity markets.

Response: The risk will be removed from the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Both Funds

8.

Comment: Each Fund’s fundamental investment policy regarding concentration does not apply to securities issued by other investment companies. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that each Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Trust believes that each Fund’s policy on concentration complies with applicable legal requirements, including applicable Staff guidance. The policy sets meaningful, objective limits on the freedom of each Fund to concentrate its assets in any particular industry. The Trust is not aware of a requirement to “look through” underlying investment companies in which each Fund invests for purposes of administering its concentration policy.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (917) 721-1623.

Sincerely,

Max Vogel

Assistant Secretary